Exhibit 99(4)(f)
Rider
Guaranteed Minimum Death Benefit
This rider is part of your contract. It is subject to the contract terms. If the terms of this rider and the contract differ, this rider controls. The following is added to the Death Benefit During Accumulation Period provision in your contract.
Guaranteed Minimum Death Benefit Amount
While this rider is in force, the death benefit payable will be at least the Guaranteed Minimum Death Benefit Amount.
Death Benefit
The initial Guaranteed Minimum Death Benefit Amount is equal to your Net Purchase Payment made on the Contract Date, plus any additional Net Purchase Payments made on or before the three month anniversary of the Contract Date. At the end of each subsequent Valuation Period, the Guaranteed Minimum Death Benefit Amount is equal to:
(1)	the Guaranteed Minimum Death Benefit Amount at the end of the preceding Valuation Period adjusted as specified below; plus

(2)	any additional Net Purchase Payments made to your contract during the Valuation Period; less

(3)	until the anniversary of the Contract Date that immediately follows the Annuitant’s 80th birthday, the amount of all withdrawals (including the Contingent Deferred Sales Charge, if any) taken from the contract during the Valuation Period, up to the amount that, when taken together with other withdrawals taken during the contract year, equals [5] percent of the Guaranteed Minimum Death Benefit Amount as of the beginning of the contract year, and less

(4)	on a pro rata basis, the amount of any withdrawals (including the Contingent Deferred Sales Charge, if any) taken from the contract during the Valuation Period that are not covered by (3) above.
For each withdrawal described in (4), the Guaranteed Minimum Death Benefit Amount will be reduced by the same percentage reduction to the Contract Value that resulted from the withdrawal.
However, if in any contract year, all the withdrawals taken from the contract would be covered by (3) above, then the sum of those withdrawals will instead be treated as a single withdrawal that is made at the end of that contract year.
Notwithstanding the above, the Guaranteed Minimum Death Benefit Amount shall in no event exceed the Benefit Cap of (a) minus (b) minus (c) where:
(a)	is two times the total of all Net Purchase Payments received,

(b)	is, for each contract year until the anniversary of the Contract Date that immediately follows the Annuitant’s 80th birthday, the total of all withdrawals (including Contingent Deferred Sales Charge,
Form 09-GMD-1

if any) taken, up to an amount that is equal to [5] percent of the Guaranteed Minimum Death Benefit Amount at the beginning of the contract year, and

(c)	is a pro rata adjustment for the amount of each withdrawal (including Contingent Deferred Sales Charge, if any) taken that is not covered by (b).
Form 09-GMD-1

For each withdrawal described in (c), the pro rata adjustment will reduce the result of the Benefit Cap by the same percentage reduction to the Contract Value that resulted from the withdrawal.
The amount of increase for a Valuation Period will be calculated by applying a factor to the Guaranteed Minimum Death Benefit Amount from the preceding Valuation Period. Until the anniversary of the Contract Date that immediately follows the Annuitant’s 80th birthday, the factor is determined for each Valuation Period at an annual effective rate of [5] percent, except that:
(a)	with respect to amounts in the Money Market Portfolio subaccount, the factor will be the lesser of:
(1)	the Net Investment Factor for the Valuation Period minus one, and

(2)	a factor for the Valuation Period equivalent to an annual effective rate of [5] percent;
and,
(b)	with respect to amounts in the Fixed Accumulation Account, if available, the factor will be determined for each Valuation Period at the lesser of:
(1)	the annual effective rate being credited for the Valuation Period, or

(2)	a factor for the Valuation Period equivalent to the annual effective rate of [5] percent.
After the contract anniversary that immediately follows the Annuitant’s 80th birthday, the factor is determined for each Valuation Period at an annual effective rate of 0%.
If we make asset allocation models available, we may, at our discretion, elect to treat any purchase payment that has been allocated to the Money Market Portfolio Subaccount solely as part of the model, as though it were not in the Money Market Portfolio Subaccount and, therefore, cause the Guaranteed Minimum Death Benefit Amount to increase at the maximum rate of [5] percent.
Spousal Continuation
If your surviving spouse becomes Owner and Annuitant of your contract upon your death, the Guaranteed Minimum Death Benefit Amount will be the Contract Value as of the date of the Annuitant’s death plus the death benefit adjustment, if any. Such surviving spouse shall become the new Annuitant for purposes of this rider, regardless of the age of such surviving spouse.
Charge for Rider
On each contract anniversary that this rider is in force, we will deduct from your Contract Value a Guaranteed Minimum Death Benefit Rider charge. In the event that the Annuitant dies, you surrender your contract, or you elect to annuitize during any contract year, we reserve the right to prorate the annual charge for this rider that had not yet been assessed prior to the Annuitant’s death, your surrender, or your annuitization. The charge for this rider will be equal to the rate shown on the Contract Specifications Page 4, multiplied by the Guaranteed Minimum Death Benefit Amount.
Termination of Rider
You may terminate this rider by Notice to us at our Home Office at any time. Any termination will become effective after the first contract anniversary following your Notice. If this rider is so terminated, a full annual rider charge will be assessed, unless the Notice is received at our Home Office within the first 15 days after the contract anniversary, in which case the termination of this rider is effective on the previous anniversary of the Contract Date. If this rider is terminated, it cannot be reinstated.
Form 09-GMD-1